Filed by BB&T Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  SunTrust Banks, Inc.

Commission File No.: 001-08918

Date: February 7, 2019

Date:	Thursday 5:56 a.m.
To:	All Associates
From:	BB&T, CEO Mailbox
Subject Line:	Building the Premier Financial Institution

Dear Associates,

Today, I have some very exciting – and truly historic – news to share with you about our company. We’ve just announced that BB&T and SunTrust have agreed to an all-stock merger of equals (MOE) to create the sixth-largest bank in the U.S. and the premier financial institution in the world.

The metrics alone are impressive. The combined company will have about $442 billion in assets, $301 billion in loans and $324 billion in deposits, serving more than 10 million households in some of the best markets in the country. But what’s even more exciting is the additional capacity this MOE provides to make significant investments in technology. More than ever, we will be able to combine the personal touch of client service with the innovative digital solutions consumers expect. This is how we embrace disruption and thrive in an ever-changing world.

I also want all of you to know it’s a great fit in terms of culture. Just like BB&T, SunTrust is a values-driven organization driven by their mission, which they refer to as their purpose. Just like us, they’ve done an incredible job helping their clients achieve financial well-being. And just like us, they believe deeply in teamwork. As we move forward together with our new teammates at SunTrust, nurturing our shared culture will be incredibly important to our success.

From a leadership perspective, this will be a smooth transition. For the next two years, I’ll continue to lead as Chairman and Chief Executive Officer (CEO). SunTrust’s current CEO Bill Rogers will serve as President and Chief Operating Officer during that time and he’ll then transition into the CEO role. The new company’s corporate headquarters will be located in Charlotte, North Carolina, along with a new Technology and Innovation Center. We will also maintain significant presences in our current companies’ home markets with the Community Banking Center in Winston-Salem, North Carolina, and the Wholesale Banking Center, in Atlanta, Georgia. And the new company will have a new name and brand, which we’ll create this year and announce at a later date.

I’m sure you have many more questions, and we’ve tried to share as much information about today’s announcement as we can here on our internal Merger of Equals InSite page and our public announcement website. There will certainly be some questions we can’t answer yet, but we’re committed to sharing much more information with you in the coming months as numerous decisions are made.

A merger of equals is exciting, but the reality is this news affects us all in many different ways. There is so much change and hard work ahead. But I know we’ll get through it because we’ll get through it together.

I encourage you to be open-minded to the opportunities that await and continue to support our clients, communities and each other. I truly believe this is a chance to be a part of something great – the best merger of equals in the history of banking – and something that truly makes the world a better place to live.

God bless,

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Important Additional Information

BB&T will file a registration statement with the SEC which will include a joint proxy statement/prospectus to be sent to the shareholders of BB&T and SunTrust in connection with the proposed transaction, which investors and security holders should read carefully.  Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com.  BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC.  Information about these persons is included in each company’s annual proxy statement and in other documents subsequently filed with the SEC, and will be included in the registration statement and related joint proxy statement/prospectus when filed.

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